UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

GVI Security Solutions, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

3622E10 1
(CUSIP Number)

Steven M. Kolow
1835 South Ocean Boulevard
Delray Beach, Florida 33483
(508) 358-5693
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E 10 1		Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven M. Kolow
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 268,746,875
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 268,746,875
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,746,875
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2801 Trade Center Drive, Carrollton, Texas 75007.

Item 2. Identity and Background.

This statement is being filed by Steven M. Kolow, a private investor and a citizen of the United States (the “Reporting Person”). The address for the Reporting Person is 1835 South Ocean Boulevard, Delray Beach, Florida 33483.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 4, 2006, the Reporting Person purchased 20 Units in a private placement (the “Private Placement”) for an aggregate purchase price of $1,000,000 out of personal funds. In addition the Reporting Person acquired a Warrant to purchase 16,246,875 shares of the Issuer’s Common Stock at a purchase price of $.004 per share for no consideration. Each Unit purchased in the Private Placement consisted of 1,250,000 shares of the Common Stock and a $45,000 principal amount 6% Subordinated Secured Convertible Promissory Note (the “Convertible Notes”) convertible into common stock at a conversion price of $.004 per share. By their terms, the Convertible Notes may not be converted into Common Stock until such time as the Issuer has a sufficient number of authorized shares of Common Stock to effect such conversion. Because the Issuer’s Board of Directors and the holders of a majority of the outstanding shares of Common Stock (including the Reporting Person) have approved a 50-for-1 reverse split of the Common Stock which would permit the conversion of all of the Convertible Notes, for the purpose of computing beneficial ownership in this Schedule 13D, the Convertible notes have been deemed to be convertible within 60 days from the date hereof.

Item 4. Purpose of Transaction.

The Reporting Person purchased the shares of Common Stock and Convertible Notes for investment purposes but intends to review such investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by him or otherwise acquired by him, either in the open market or in privately negotiated transactions.

Other than set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing:

The Reporting Person owns 268,746,875 shares of the Common Stock of the Issuer consisting of (i) 27,500,000 shares of the Common Stock of the Issuer; (ii) 225,000,000 shares of the Common Stock of the Issuer underlying the Convertible Note owned by the Reporting Person; and (iii) a Warrant to purchase 16,246,875 shares of the Common Stock of the Issuer at a purchase price of $.004 per share.

As of the date of this filing (based on 178,275,973 shares of the Common Stock of the Issuer issued and outstanding), the 268,746,875 shares of the Common Stock of the Issuer beneficially owned by the Reporting Person constitutes approximately 64.1% of the Company’s outstanding shares of Common Stock.

(b)  The Reporting Person has the sole power to vote and dispose of, or to direct the vote or disposition of all of the 268,746,875 shares of the Common Stock owned by him.

(c) The following purchase of Common Stock and Convertible Notes was effected by the Reporting Person in the past 60 days, constituting all of the transactions effected by him in the Company’s Common Stock in the past 60 days. The purchase was made in the Private Placement.

Date of Purchase	Securities Purchased	Price per Unit
10/4/06	20 Units, consisting of 25,000,000 shares of Common Stock and a $900,000 Convertible Note convertible into 225,000,000 shares of Common Stock.	$50,000 (for an aggregate purchase price of $1,000,000)

In addition to the foregoing, on October 4, 2006, the Reporting Person acquired a Warrant to purchase 16,246,875 shares of the Common Stock of the Issuer at a purchase price of $.004 per share for no consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 20, 2006	/s/ Steven M. Kolow
Steven M. Kolow